Amendment No. 1 dated December 22, 2017 to the Pricing Supplement dated July 18, 2016 to the Prospectus dated July 18, 2016 and the Prospectus Supplement dated July 18, 2016

iPath® Asian & Gulf Currency Revaluation ETN

This amendment No. 1 amends and supplements the pricing supplement dated July 18, 2016 (the “Pricing Supplement”) for the iPath® Asian & Gulf Currency Revaluation ETN (the “Affected Series”). The terms of the Exchange Traded Notes of the Affected Series (the “Securities”) are as described in the Pricing Supplement, including the specific amendment described below.

Early Redemption:  Subject to the redemption procedures described in the Pricing Supplement (other than as hereby amended), you may redeem your Securities on any redemption date during the term of the Securities. After the close of trading on the December 22, 2017, until the Reduction Termination Date, we will reduce the minimum redemption amount to 2,000 ETNs. The reduction of the minimum redemption amount will be available to any and all holders of the Securities on such redemption dates, will remain in effect until December 22, 2020 (the “Reduction Termination Date”), subject to extension in our sole discretion, and will be irrevocable. In addition, we may, at any time and in our sole discretion, make further modifications to the minimum redemption amount, including, among others, to reinstate the minimum redemption amount of 20,000 Securities for all redemption dates after the Reduction Termination Date. Any such modification will be applied on a consistent basis for all holders of the Securities at the time such modification becomes effective.

As a result of this modification, the Pricing Supplement is hereby amended to reflect the reduction of the minimum redemption amount until the Reduction Termination Date, subject to extension in our sole discretion.

Our obligation to accept any optional redemption of Securities, including with the reduced minimum redemption size as specified herein, is subject to the procedures set forth in the prospectus relating to the Securities. These procedures include delivering a notice of redemption and signed confirmation to Barclays prior to the relevant valuation date within the time frames set forth in the prospectus and instructing the DTC custodian at which the Securities are held to book and settle a delivery vs. payment trade with respect to the Securities.

You may lose some or all of your principal if you invest in the Securities.  Any payment on the Securities at or prior to maturity is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party.  See “Risk Factors” beginning on page PS-10 of the Pricing Supplement for risks relating to an investment in the Securities.

The Securities are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Securities or determined that this amendment No. 1 to the Pricing Supplement or the Pricing Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The agent for the offering, Barclays Capital Inc., is an affiliate of Barclays Bank PLC and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121, of the Financial Industry Regulatory Authority.  Consequently, this offering is being conducted in compliance with the provisions of Rule 5121 (or any successor rule thereto).  For more information, please refer to “Plan of Distribution—Conflict of Interest” in the accompanying prospectus supplement.

Amendment No. 1 dated December 22, 2017, amending

Pricing Supplement dated July 18, 2016

We describe the Securities in the original pricing supplement (as amended by amendment No. 1), prospectus supplement and prospectus filed with the Securities and Exchange Commission, or SEC. You may access amendment No. 1, the original pricing supplement and the related prospectus supplement and prospectus on the SEC website:

•     Original pricing supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916133106/a16-13981_31424b2.htm

•     Prospectus supplement dated July 18, 2016:

http://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

•     Prospectus dated July 18, 2016:

http://www.sec.gov/Archives/edgar/data/312070/000119312516650074/d219304df3asr.htm

Terms used herein by not defined have the meanings given to such terms in the Pricing Supplement.